MEMORANDUM

To:                      Participants in the AFL-CIO Housing Investment Trust

From:                  Theodore S. Chandler

Date:                   August 26, 2010

Subject:               Two new reports from the HIT

In the most challenging economy in decades, the AFL-CIO Housing Investment Trust (HIT) has maintained its strong track record of competitive returns for its pension plan investors.  At the same time, the HIT has stepped up to the challenge of keeping union members working and local communities growing, as seen in the two enclosed reports.  With your support, the HIT is working to grow its investors’ assets while creating jobs and housing to revitalize communities.

The two reports illustrate what sets the HIT apart from other core fixed-income investments and why these differences give the HIT an advantage, especially in these difficult economic times. The first report describes the HIT’s success in creating over 6,000 union construction jobs toward its goal of exceeding 10,000 jobs by next spring.  The second report focuses on the fixed-income investment strategies that enable the HIT to provide competitive returns to its investors.  The HIT’s ability to fund job-generating housing projects has never been more important than it is today, with unemployment approaching 10%, jobless claims rising, and much community development work at a stand-still.

With your help, the HIT is doing its part to promote economic recovery, but we can do more.  The HIT is actively seeking capital that can be invested to achieve competitive fixed-income returns and to expand its support of job-generating projects across the country. Should you have any questions about increasing your HIT investment, we encourage you to contact the marketing/investor relations staff listed in the back of each report.  Together we can help make a difference and put good people back to work.

Enclosures